                                                                Exhibit 19









                                  1st
                                FRANKLIN
                               FINANCIAL
                              CORPORATION



                               QUARTERLY
                          REPORT TO INVESTORS
                                FOR THE
                            SIX MONTHS ENDED
                             JUNE 30, 1998

                          MANAGEMENT'S LETTER

Financial Condition:
-------------------
   During the first half of 1998, total assets of the Company grew $4.4 million to $205.6 million at June 30, 1998 from $201.2 million at December 31, 1997. The primary area of growth was in the Company's cash position. Surplus funds generated from operations and sales of the Company's debt securities continue to provide surplus cash for future needs.

   Loan volume began to pick up during the 3 months just ended following the typical 1st quarter seasonal downswing in business activity.

Results of Operations:
---------------------
   Total revenues for the six months ended June 30, 1998 were $32.0 million as compared to $30.2 million during the same six month period in 1997. Pre-tax earnings increased $.3 million (16%) and $1.7 million (51%) during the quarter and six month periods just ended as compared to the same periods a year ago. Earnings growth was driven by higher average net receivables outstanding (gross receivables less unearned finance charges), expanding interest margins and increased insurance income.

   Average net receivables increased to $143.3 million during the current year
as compared to $135.1 million during the first half of 1997.   Interest income
rose $.8 million (8%) and $1.3 million (6%) during the quarter and six-month periods just ended as compared to the same periods a year ago, respectively, as a direct result of the higher level of average net outstanding receivables. Interest margins (the margins between the amounts the Company earns on loans and investments and the amounts the Company pays on securities and other borrowings) were further enhanced from by a slight decline in interest expense during the comparable periods. Although average senior and subordinated debt outstanding rose $1.2 million (1%) during the current year as compared to 1997, lower market rates of interest enabled the Company to lower overall borrowing costs. The Company's average interest rate on borrowings declined to 6.29% during first half of 1998 as compared to 6.38% during the same period in 1997.

   An increase in recoveries on loans previously charged off and lower loan write-offs during the current year resulted in a $.2 million decline in the Company's loan loss provision during the six month period just ended as compared to the same period a year ago. The Company experienced a $.4 million increase in the loss provision during the quarter just ended as compared to the same quarter in 1997 mainly due to an increase in net receivables. Net receivables increased during the second quarter, after a first quarter decline, which resulted in an increase in the loan loss reserve.

   Personnel expense increased $.4 million (4%) during the first six months of 1998, compared to the comparable period in 1997, mainly due to merit salary increases effective January 1 and an increase in employees required to staff 17 new branch offices opened since the beginning of 1997. The increase would have been higher, however, except that lower accruals for bonus and profit sharing expenses offset some of the increase and actually resulted in a decrease in personnel expense for the quarter just ended. A decline in insurance claims filed under the Company's self-insured health insurance plan also offset some of the increase.

   The aforementioned increase in new office openings led to the $.1 million (10%) and $.2 million (9%) increase in occupancy expense during the quarter and six months ended June 30, 1998, respectively, as compared to the same periods ended June 30, 1997. Increases in maintenance of equipment also contributed to the increase during the current year.

   Other operating expenses increased $.3 million during the comparable quarterly periods also due to the new offices opened and due to increases in advertising expenditures. However, other operating expenses declined during the comparable six month periods due to a decrease in legal expenses. During the first quarter of 1997, the Company reached settlement agreements with certain borrowers who had previously asserted claims or had stated their intention to file claims against the Company. The settlements and associated legal fees caused legal expenses to be significantly higher during the six months ended June 30, 1997 as compared to the six month period just ended.

   Effective January 1, 1997, the Company elected S corporation status for income tax reporting purposes for the Parent Company. The Company took a one-time charge of approximately $3.6 million during the first quarter of 1997 to expense the previously paid income taxes which it was not permitted to expense prior to electing to become an S corporation. Income taxes during the current year reflect only the taxes of the Company's insurance subsidiaries which are not S Corporations. Taxes of the Parent are now paid by the shareholders.

Liquidity:
---------
   Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of public debt securities. Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public. In addition to the securities program, the Company has two external sources of funds through the use of two Credit Agreements. One agreement provides for available borrowing of $21 million. Available borrowings were $21 million at June 30, 1998 and December 31, 1997, relating to this agreement. Another agreement provides for an additional
$2 million for general operating purposes. Available borrowings under this agreement were $2 million at June 30, 1998 and December 31, 1997.

   Liquidity was not adversely affected by delinquent accounts even as the percentage of outstanding receivables 60 days or more past due increased to 6.5% of receivables at June 30, 1998 from 5.9% of receivables at December 31, 1997.

Legal Proceedings:
-----------------
   Two complaints were disposed of during the quarter just ended, one in Alabama and one in Georgia. Neither had a material impact on the Company. Other various legal proceedings are pending against the Company in Alabama alleging different violations of consumer lending laws and violations in connection with the sale of credit insurance and loan refinancing. Management believes that the Company's operations are in compliance with applicable regulations and that the actions are without merit, and the Company is diligently contesting the remaining complaints. Based upon information currently available to the Company, the Company does not believe that any of currently pending legal proceedings would, individually or in the aggregate, have a material adverse effect upon the Company, although there can be no assurance thereof.

Year 2000:
---------
   The Company's Year 2000 Committee continues to plan and monitor the progress of Year 2000 compliance. Assessments have been made regarding all areas of Company operations and testing plans are being finalized. The Committee is communicating with major software vendors, utilities suppliers and other service providers to insure compliance issues are resolved. Contingency plans are also being formulated in case of service interruption. Current plans are for the Company to have all testing completed as of December 31, 1998. Management does not believe the Year 2000 compliance cost will have a material adverse affect on the Company's financial position or future results of operations.

Other:
-----
   The Company plans to expand its operational base into a sixth state during the third quarter of this year. Preparations are being made to open two branch offices in the state of North Carolina.

                      1st FRANKLIN FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                                 June 30,        December 31,
                                                   1998              1997
                                               ------------      ------------
                                                (Unaudited)        (Audited)
                             ASSETS

CASH AND CASH EQUIVALENTS. . . . . . . . . .   $ 29,258,169      $ 25,122,077
                                               ------------      ------------

LOANS, net . . . . . . . . . . . . . . . . .    132,265,760       132,701,248
                                               ------------      ------------
INVESTMENT SECURITIES:
  Available for Sale, at fair market value .     28,272,794        31,688,998
  Held to Maturity, at amortized cost. . . .      4,667,119         1,252,757
                                               ------------      ------------
                                                 32,939,913        32,941,755
                                               ------------      ------------

OTHER ASSETS . . . . . . . . . . . . . . . .     11,108,368        10,400,492
                                               ------------      ------------

         TOTAL ASSETS. . . . . . . . . . . .   $205,572,210      $201,165,572
                                               ============      ============



                   LIABILITIES  AND STOCKHOLDERS' EQUITY

SENIOR DEBT. . . . . . . . . . . . . . . . .   $100,045,799      $ 98,929,587
OTHER LIABILITIES. . . . . . . . . . . . . .      9,681,459        10,255,315
SUBORDINATED DEBT. . . . . . . . . . . . . .     37,064,877        37,246,521
                                               ------------      ------------
     Total Liabilities . . . . . . . . . . .    146,792,135       146,431,423
                                               ------------      ------------

STOCKHOLDERS' EQUITY:
  Preferred Stock. . . . . . . . . . . . . .             --                --
  Common Stock . . . . . . . . . . . . . . .        170,000           170,000
  Accumulated Other Comprehensive Income . .        290,893           342,810
  Retained Earnings. . . . . . . . . . . . .     58,319,182        54,221,339
                                               ------------      ------------
     Total Stockholders' Equity. . . . . . .     58,780,075        54,734,149
                                               ------------      ------------

         TOTAL LIABILITIES AND
             STOCKHOLDERS' EQUITY. . . . . .   $205,572,210      $201,165,572
                                               ============      ============


         The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                          1st FRANKLIN FINANCIAL CORPORATION

                            CONSOLIDATED STATEMENTS OF INCOME

                                      Quarter Ended            Six Months Ended
                                          June 30                   June 30
                                ------------------------   ------------------------
                                       (Unaudited)               (Unaudited)
                                    1998         1997          1998         1997
                                -----------  -----------   -----------  -----------
INTEREST INCOME . . . . . . . . $11,339,419  $10,527,491   $22,462,428  $21,165,635

INTEREST EXPENSE. . . . . . . .   2,144,587    2,187,304     4,322,442    4,325,532
                                -----------  -----------   -----------  -----------
NET INTEREST INCOME . . . . . .   9,194,832    8,340,187    18,139,986   16,840,103

  Provision for Loan Losses . .   1,681,654    1,324,121     2,409,634    2,580,727
                                -----------  -----------   -----------  -----------
NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES. .   7,513,178    7,016,066    15,730,352   14,259,376
                                -----------  -----------   -----------  -----------

NET INSURANCE INCOME  . . . . .   3,603,305    3,340,387     7,223,685    6,824,920
                                -----------  -----------   -----------  -----------
OTHER REVENUE . . . . . . . . .     118,056      119,272       236,570      248,161
                                -----------  -----------   -----------  -----------
OTHER OPERATING EXPENSES:
  Personnel Expense . . . . . .   5,156,112    5,161,015    10,757,449   10,326,109
  Occupancy . . . . . . . . . .   1,320,175    1,197,019     2,660,156    2,434,460
  Other . . . . . . . . . . . .   2,272,782    1,982,751     4,592,540    5,129,875
                                -----------  -----------   -----------  -----------
    Total . . . . . . . . . . .   8,749,069    8,340,785    18,010,145   17,890,444
                                -----------  -----------   -----------  -----------

INCOME BEFORE INCOME TAXES. . .   2,485,470    2,134,940     5,180,462    3,442,013

  Provision for Income Taxes
    Current Provision . . . . .     325,713      317,610       693,879      684,566
    Deferred Tax
       Provision (See Note 5) .      26,495       (7,862)       27,329    3,596,698
                                -----------  -----------   -----------  -----------
                                    352,208      309,748       721,208    4,281,264
                                -----------  -----------   -----------  -----------

NET INCOME. . . . . . . . . . .   2,133,262    1,825,192     4,459,254     (839,251)

RETAINED EARNINGS,
  Beginning of period . . . . .  56,547,331   50,536,325    54,221,339   53,200,768

  Distributions on
    Common Stock. . . . . . . .     361,411      474,635       361,411      474,635
                                -----------  -----------   -----------  -----------
RETAINED EARNINGS,
  End of period . . . . . . . . $58,319,182  $51,886,882   $58,319,182  $51,886,882
                                ===========  ===========   ===========  ===========

BASIC EARNINGS PER SHARE:
  Voting Common Stock;
     1700 Shares outstanding
     all periods. . . . . . . .      $12.55        $8.85        $26.23       $(4.94)
                                     ======        =====        ======       ======
  Non-Voting Common Stock;
     168,300 Shares
     outstanding all periods. .      $12.55        $8.85        $26.23       $(4.94)
                                     ======        =====        ======       ======

             The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                           1st FRANKLIN FINANCIAL CORPORATION
                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                    Increase (Decrease) in Cash and Cash Equivalents

                                                         Six Months Ended
                                                             June 30
                                                    -------------------------
                                                           (Unaudited)
                                                        1998          1997
                                                    -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net Income. . . . . . . . . . . . . . . . . . . .  $ 4,459,254   $  (839,251)
 Adjustments to reconcile net income to net cash
   provided by operating activities:
     Provision for Loan Losses . . . . . . . . . .    2,409,634     2,580,727
     Depreciation and Amortization . . . . . . . .      623,021       577,068
     Deferred Income Taxes . . . . . . . . . . . .       27,329     3,596,698
     Other, net. . . . . . . . . . . . . . . . . .        4,196         3,208
     Increase in Miscellaneous assets. . . . . . .     (847,946)     (697,546)
     Decrease in Accounts Payable and
      Accrued Expenses . . . . . . . . . . . . . .     (587,625)   (1,505,057)
                                                    -----------   -----------
       Net Cash Provided by Operating Activities .    6,087,863     3,715,847
                                                    -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Loans Originated or purchased . . . . . . . . . .  (55,314,479)  (56,381,621)
 Loan Payments . . . . . . . . . . . . . . . . . .   53,340,333    52,979,585
 Purchases of marketable debt securities . . . . .  (11,426,110)  (13,997,448)
 Principal payments on securities  . . . . . . . .      299,213       149,863
 Sales of marketable securities. . . . . . . . . .       66,658       325,000
 Redemptions of securities . . . . . . . . . . . .   10,985,000     2,270,000
 Other, net. . . . . . . . . . . . . . . . . . . .     (475,543)     (417,657)
                                                    -----------   -----------
       Net Cash Used in Investing Activities . . .   (2,524,928)  (15,072,278)
                                                    -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase in Senior Debt . . . . . . . . . . . . .    1,116,212     4,403,309
 Subordinated Debt Issued. . . . . . . . . . . . .    2,952,816     3,810,403
 Subordinated Debt redeemed. . . . . . . . . . . .   (3,134,460)   (2,792,299)
 Distributions Paid. . . . . . . . . . . . . . . .     (361,411)     (474,635)
                                                    -----------   -----------
       Net Cash Provided by Financing Activities .      573,157     4,946,778
                                                    -----------   -----------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS. . . . . . . . . . . . . . .    4,136,092    (6,409,653)

CASH AND CASH EQUIVALENTS, beginning . . . . . . .   25,122,077    27,432,705
                                                    -----------   -----------
CASH AND CASH EQUIVALENTS, ending. . . . . . . . .  $29,258,169   $21,023,052
                                                    ===========   ===========

Cash Paid during the period for:  Interest . . . .  $ 4,344,548   $ 4,235,876
                                  Income Taxes . .      721,440       937,636


         The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                  -NOTES-

1. The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the Company) should be read in conjunction with the annual financial statements and notes thereto as of December 31, 1997 and for the years then ended included in the Company's December 31, 1997 Annual Report.

2. In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of June 30, 1998 and December 31, 1997 and the results of its operations and its cash flows for the six months ended June 30, 1998 and 1997. While certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

3. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the full fiscal year.

4. The computation of Earnings per Share is self-evident from the Consolidated Statement of Income and Retained Earnings.

5. Deferred tax provision for June 30, 1997 includes a $3.6 million one time non-recurring charge to expense accumulated prepaid tax as of January 1, 1997 as a result of the Company electing "S corporation" status for income tax reporting purposes.

6. In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". The Company had comprehensive income (loss), which is comprised of net income and unrealized gains or losses on securities held as available for sale, of $2,130,009 and $2,088,080 for the quarters ended June 30, 1998 and 1997 and $4,407,337 and ($840,241) for
     the six month comparable periods, respectively.

                               BRANCH OPERATIONS
                               -----------------
             Isabel Vickery Youngblood . . . . Senior Vice President
             A. Jarrell Coffee . . . . . . . . Vice President
             Jack R. Coker . . . . . . . . . . Vice President

             Robert J. Canfield. . . . . . . . Area Vice President
             J. Michael Culpepper. . . . . . . Area Vice President
             Ronald F. Morrow. . . . . . . . . Area Vice President

                                  SUPERVISORS
                                  -----------
Regina Bond          Bruce Hooper        Johnny McEntyre     Darryl Parker
Ronald Byerly        Janice Hyde         Brian McSwain       Henrietta Reathford
Susie Cantrell       Judy Landon         Dianne Moore        Tami Settlemyer
Donald Carter        Jeff Lee            Harriet Moss        Timothy Schmotz
Donald Floyd         Tommy Lennon        Melvin Osley        Gaines Snow
Sandi Gray           Mike Lyles          Dale Palmer         Marc Thomas
Jack Hobgood
                                    OFFICES
                                    -------
Alabama Offices:     Georgia Offices:    Georgia Offices:    Louisiana Offices:
---------------      ---------------     ---------------     -----------------
Alexander City       Blue Ridge          Hogansville         Jena
Andalusia            Bremen              Jackson             Leesville
Arab                 Brunswick           Jasper              Marksville
Athens               Buford              Jefferson           Natchitoches
Bessemer             Butler              Jesup               Pineville
Birmingham           Cairo               LaGrange
Clanton              Calhoun             Lavonia             Mississippi Offices:
Cullman              Canton              Lawrenceville       -------------------
Decatur              Carrollton          Madison             Bay St. Louis
Dothan               Cartersville        Manchester          Carthage
Enterprise           Cedartown           McDonough           Columbia
Fayette              Chatsworth          McRae               Grenada
Florence             Clarkesville        Milledgeville       Gulfport
Gadsden              Claxton             Monroe              Hattiesburg
Geneva               Clayton             Montezuma           Jackson
Hamilton             Cleveland           Monticello          McComb
Huntsville           Cochran             Moultrie            Pearl
Jasper               Commerce            Nashville           Picayune
Madison              Conyers             Newnan
Moulton              Cordele             Perry               South Carolina Offices:
Muscle Shoals        Cornelia            Richmond Hill       ----------------------
Opp                  Covington           Rome                Aiken
Ozark                Cumming             Royston             Anderson
Prattville           Dallas              Sandersville        Cayce
Russellville         Dalton              Savannah            Clemson
Scottsboro           Dawson              Statesboro          Columbia
Selma                Douglas             Swainsboro          Conway
Sylacauga            Douglasville        Sylvania            Easley
Troy                 Eastman             Sylvester           Florence
Tuscaloosa           Elberton            Thomaston           Gaffney
                     Ellijay             Thomson             Greenville
Georgia Offices:     Forsyth             Tifton              Greenwood
---------------      Fort Valley         Toccoa              Greer
Adel                 Gainesville         Valdosta            Lancaster
Albany               Garden City         Vidalia             Laurens
Alma                 Georgetown          Warner Robins       Marion
Americus             Greensboro          Washington          Newberry
Arlington            Griffin             Waycross            Orangeburg
Athens               Hartwell            Winder              Rock Hill
Bainbridge           Hawkinsville                            Seneca
Barnesville          Hazlehurst          Louisiana Offices:  Spartanburg
Baxley               Hinesville          -----------------   Union
Blakely                                  Alexandria          York

                                  DIRECTORS
                                  ---------
                              Ben F. Cheek, III
                     Chairman and Chief Executive Officer
                      1st Franklin Financial Corporation

                               Lorene M. Cheek
                                  Homemaker

                               Jack D. Stovall
                  President, Stovall Building Supplies, Inc.

                            Dr. Robert E. Thompson
                           Physician, Toccoa Clinic


                              EXECUTIVE OFFICERS
                              ------------------
                               Ben F. Cheek, III
                     Chairman and Chief Executive Officer

                               T. Bruce Childs
                   President and Chief Operating Officer

                               A. Roger Guimond
                  Vice President and Chief Financial Officer

                                 Lynn E. Cox
                                  Secretary

                                Linda L. Sessa
                                  Treasurer


                                   COUNSEL
                                   -------
                          Jones, Day, Reavis & Pogue
                          3500 One Peachtree Center
                          303 Peachtree Street, N.E.
                         Atlanta, Georgia  30308-3242


                                   AUDITORS
                                   --------
                             Arthur Andersen LLP
                          133 Peachtree Street, N.E.
                           Atlanta, Georgia  30303